ITIS HOLDINGS INC.

Information Technology« Information Services
P O Box 421566
Houston, Texas 77242-1566
www.itisinc.com

Joanna Hoover	281.600.6000x102; fax 713.462.1950
Chief Financial Officer	joanna.hoover@itisinc.com

May 2, 2005

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-0305

Re:  ITIS Holdings Inc.
Form 10-KSB for the year ended December 31, 2005
Commission File Number: 001-07149

Dear Mr. Humphrey:

We received your letter of April 18, 2005 regarding the above referenced filing and related comments. Upon review of your comments, we have determined that reporting errors were made and that Forms 10-KSB for 2003 and 2004 should be amended to correct these errors. We offer the following responses for your review.

ITEM 6. MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES, PAGE 5

1. Disclosure relating to Critical Accounting Policies will be amended to delete the reference to significant events. In addition, the following description of the Company’s policies relating to accounting policies, impairment charges, and allowance for doubtful accounts will be included:

ITIS prepares its financial statements inconformity with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of GAAP financial statements requires certain estimates, assumptions, and judgments to be made that may affect ITIS’ consolidated balance sheet and results of operations. ITIS believes its most critical accounting estimates relate to asset impairment and allowance for doubtful accounts.

•
Asset impairment— We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from estimated future cash flows expected to result from their use and eventual disposition. Assets classified as held and used for the generation of revenue require the recognition of an impairment loss whenever events or circumstances have indicated than an asset may be impaired, and the future cash flows (undiscounted and without interest charges) from that asset are less than the asset’s carrying amount. Due to the inability of ITIS and its subsidiaries to achieve profitability and positive cash flow from the use and licensing of certain software and databases, impairment charges of $17,995 and $346,533 were recorded to software costs and other intangible assets during 2004 and 2003.

•
Allowance for doubtful accounts—We provide an allowance for doubtful accounts based on specific receivables and management’s judgment regarding the likelihood of eventual collection. Because our customers are limited in number and generally well known to management, we rely most heavily on specific customer experience including payment practices and history. In 2004 we wrote off $59,086 in customer accounts receivable and $125,076 in notes receivable from third parties. Of this amount, $50,339 has been placed in the hands of a collection agency.

•	Off balance sheet arrangements—ITIS is not party to any off balance sheet arrangements.

2. Disclosures in “Results of Operations” will be amended to read as follows:

Cost of Sales. Cost of sales decreased by $106,027 from $226,781 for the year ended December 31, 2003 to $120,754 for the year ended December 31, 2004. Cost of sales reflects the cost of pharmaceutical products sold by subsidiary PharmHouse, which ceased operations on June 1, 2004. The decrease in costs of sales is the result of the cessation of sales during the last half of 2004.

Sales and Marketing Expense. Sales and marketing expense decreased by $72,709 from $92,645 for the year ended December 31, 2003 to $19,936 for the year ended December 31, 2004. Two contract marketing positions were eliminated in March and May 2003 for a savings of $27,000 and marketing related telephone expenses decreased by $40,513 as a result of the elimination of these positions. The balance of the decrease, $5,196, resulted from miscellaneous decreased marketing expense, including reduced credit card fees as a direct result of reduced revenues during fiscal 2004.

General and Administrative Expense. General and administrative expense decreased by $1,145,134 from $2,188,107 for the year ended December 31, 2003 to $1,042,973 for the year ended December 31, 2004 as a result of the following:

•
Payroll and related costs decreased by $1,051,520 from $1,543,363 for the year ended December 31, 2003 to $491,843 for the year ended December 31, 2004. Corporate administrative staff was reduced by six employees in the second quarter of 2003, by three employees in the third quarter of 2003, by two employees in the fourth quarter of 2003, and by four employees prior to June 30, 2004. These reductions resulted in decreased payroll and payroll tax expense of $482,889 for the year ended December 31, 2004 as compared to December 31, 2003. The closing of the final PharmHouse location in June 2004 eliminated three employees and resulted in $219,560 in decreased payroll and payroll tax expense for the year ended December 31, 2004 compared to December 31, 2003. In addition, the Chief Executive Officer and Chief Financial Officer took salary reductions in 2004 that resulted in $188,750 in additional payroll cost savings. Due to the reduction in personnel, automobile expenses, dues and subscriptions, employee benefits including health insurance, and travel and entertainment were reduced by $160,321.

•	There was no non-cash expense related to stock and option awards for the year ended December 31, 2004 as compared to $8,000 in expense for the year ended December 31, 2003.

•
The expense of taxes other than income tax and insurance decreased by $69,175 from $98,836 for the year ended December 31, 2003 to $29,661 for the year ended December 31, 2004. Property tax expense decreased by $20,536 and insurance expense decreased by $25,239 due to retirement of fixed assets and reduction in insurance coverage. Texas Franchise Tax expense decreased by $23,400 as a result of the decline in capital subject to the tax.

•
Rent, utilities, and related expenses decreased by $87,505 from $173,134 for the year ended December 31, 2003 to $85,629 for the year ended December 31, 2004. This was primarily a result of the move of our corporate offices to smaller space and the closing of the final PharmHouse location, both of which occurred in June 2004.

•
Miscellaneous other general and administrative expenses, which include materials and supplies, were reduced by $63,308 from $78,231 for the year ended December 31, 2003 to $14,923 for the year ended December 31, 2004. These reduced expenses primarily resulted from reductions in administrative and production personnel and the closing of the final PharmHouse location June 2004.

•
The expense of professional fees, contract services, and outside consulting services increased by $12,474 from $224,281 for the year ended December 31, 2003 to $236,755 for the year ended December 31, 2004. The majority of the increase is due to increased legal fees relating to renegotiation of service contracts by a subsidiary.

•
General and administrative expense increased by $121,900 from $62,262 for the year ended December 31, 2003 to $184,162 for the year ended December 31, 2004 as a result of the write off of bad debts of $184,162 at December 31, 2004 as compared to the write off of worthless stock in the amount of $62,262 at December 31, 2003.

Production and Computer Service Expense. Production and computer service expense decreased by $192,522 from $215,850 for the year ended December 31, 2003 to $23,328 for the year ended December 31, 2004 as a result of the suspension of production and related costs of automated litigation support by a subsidiary. $132,036 of the decrease is due to the elimination of seven production and programming employees during the fourth quarter of 2003, and $40,000 of the decrease is due to the elimination of one final production employee in April 2004. In addition, the cost of ISP co-location costs decreased by $15,320 and equipment repairs decreased by $ 5,166.

3. We provide you with the following supplemental information relating to the year ended December 31, 2004.

ITIS does not currently have operating revenue from its historical operations and does not expect to return to its previous operations. Accordingly, ITIS does not have information available from which it can provide a discussion of industry trends and believes any discussion of industry trends from these industries would not provide useful disclosure regarding the business done or expected to be done by ITIS in the future.

4.We provide you with the following supplemental information relating to the collectibility of long-term receivables.

As mentioned in Note 1, page 14, Concentration of Credit Risk, management judged that no allowance for doubtful accounts was needed for our long-term note receivable due to our steady collection experience with the payor. The note, payable over a 60-month period, originated in August 2002 for $2,423,750. At present date the outstanding balance due is $1,319,400, and payments have been made consistently and on time during the 32 months of payment history with this payor. Further, we are in frequent communication with the payor, who is required to file monthly sales reports with us. Management believes that the remaining balance of this receivable would be paid by the obligor either to the Company or to its receiver, liquidator, or creditors if the Company ceased to exist.

FINANCIAL STATEMENTS

5. The accountant’s report will be modified to refer to the correct reports in the scope paragraph.

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS, PAGE 11

6. We will reclassify Loss on Retirement of Assets to Operating Income.

7. We provide you with the following supplemental information relating to the Gain on Sale of Investments and Equipment during the year ended December 31, 2004.

On July 29, 2002 ITIS sold a copy of its database containing federal and state constitutions, statutes, regulations, case law, rules and legal briefs to American Legal Data, LLC for $2 million, of which $91,000 was paid at or prior to closing. The remainder ($1,909,000) was payable in minimum monthly installments of $16,000 for 120 months beginning August 16, 2002. No gain on sale was recorded during 2002 and 2003 except for the amounts collected. On December 23, 2004, ITIS accepted $350,000 as a lump sum payment in full of this note and recorded a corresponding gain on sale. The copy of the database had no book value, so all of the proceeds were recorded as gain. This transaction should be included in operating income. We will change the statements of operations and comprehensive loss to reflect this change.

During 2004 a subsidiary sold shares of marketable securities with a book value of $45,263 for $25,000, resulting in a loss on sale of marketable securities in the amount of $20,263. This loss should not be included in operating income.

8. We provide you with the following supplemental information relating to the presentation and classification of Discontinued Operations and SFAS 144.

SFAS 144, paragraph 42 requires the results of a component of an entity that has been disposed of to be reported in discontinued operations in accordance with SFAS 144, paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant involvement in the operations of the component after the disposal transaction. We feel the sale by our subsidiaries, National Law Library, Brief Reporter and Litidex of their data and Internet domains, as well as the trademark for "ITISLAW," the pending application rights for National Law Library, and the operations of Brief Reporter in Charlottesville, Virginia, to JuriSearch Holdings, LLC meet these criteria. Furthermore we have followed the requirements for disclosure of SFAS 144, paragraph 43, which requires the income statement for current periods and prior periods to report the results of operations of the component, including any gain or loss recognized in accordance with SFAS 144 paragraph 37 in discontinued operations.

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

MARKETABLE SECURITIES, PAGE 14

9. The footnote relating to Marketable Securities will be revised to comply with paragraphs 19-22 of SFAS 115 as follows:

“Details of ITIS’s marketable equity securities available for sale are as follows:

As of
12/31/04
Aggregate fair value	$29,591
Gross unrealized holding gains	16,711
Gross unrealized holding losses	2,711

	Year Ended
	12/31/04	12/31/03
Proceeds from sales	$25,000	$767,301
Gross realized gains	-	192,995
Gross realized losses	20,263	66,041
Other than temporary impairment	99,524	-

We reviewed EITF 03-1 and specifically paragraph 18, and could not find a reference to your request as indicated.

10. We provide you with the following supplemental information relating to the classification of certain unrealized losses from the sale of securities.

After further review and consideration, management determined one of our two marketable securities with unrealized losses as of 12/31/04 was in fact other than temporarily impaired. We will restate 2004 to show impairment of $39,000. The other security has recovered in value as of today and the impairment is believed to have only been temporary. A security written down to $0 in 2002 is believed to be other than temporarily impaired. We will restate 2003 and 2004 to show impairment for this security for $60,524.

11. We provide you with the supplemental information in the attached schedules.

NOTE 5-SHORT TERM RELATED PARTY NOTES PAYABLE, PAGE 16

12. We provide you with the following supplemental information. Future disclosures will include an explanation of how interest rates for imputed interest is determined.

The borrowings in question do not have stated interest rates. Management made an estimate as to what the prevailing rates would have been if ITIS were to obtain financing of a similar nature from other sources at the date of the transactions. Management estimated that it would be required to pay interest at the rate of 10% on borrowing from commercial sources based on budgetary discussions with potential lending sources. However, since all other borrowings from officers and directors of the Company bear interest at prime +2%, we will restate our financials to reflect a change in this estimate accordingly.

NOTE 9-INCOME TAXES, PAGE 17

13. The income tax footnote disclosures mentioned in these paragraphs of SFAS 109 are not required if the answers are all zeros, as here. As supplemental information, we advise you that ITIS has never had nor is it likely to have in the foreseeable future, taxable income.

NOTE 12-MANDITORILY REDEEMABLE PREFERRED STOCK, PAGE 18

14. The disclosure regarding the terms of the Series A Convertible Stock will be revised to read as follows and to reclassify amounts included in liabilities as equity.

“On May 11,2000, ITIS entered into an intermediate financing agreement with a private capital fund and privately placed 300 shares of 5% series A Convertible Preferred Stock for $3 million. The holders of the shares have the right to convert their shares to common stock at any time based on a price equal to the lesser of (i) $3.2375 or (ii) 80% of the average of the three lowest closing bid prices during a 20-day trading period prior to the date of conversion. On December 31, 2003 and 2004, 161.08 shares of the preferred stock remain outstanding. Due to litigation in regard to the foregoing financing agreement, ITIS does not expect any additional funding related to this financing agreement nor does management intend to honor any conversion requests submitted by the lender.”

The presentation of the Series A Preferred Stock was mistakenly changed from equity to liability during 2003. The caption should read Series A 5% convertible preferred stock. It is not redeemable in any manner and has no characteristics of a liability. The 10KSB for 2003 and 2004 will be restated to expand the disclosure (see above) and to reclassify this amount from liabilities back to equity.

In connection with these responses, management acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome any additional comments you may have after review of our response.

Sincerely,

/s/Joanna Hoover
Joanna Hoover
Chief Financial Officer

ITIS Holdings Inc.
Marketable Securities Summary by Year

		Restated	Restated
	12/31/2002	12/31/2003	12/31/2004
Eagletech Communications, Inc.
Fair value	5,869	30,530	1,000
Gross unrealized holding gains	-	-	-
Gross unrealized holding losses	62,436	18,444	2,711
Proceeds from sales	45,279	5,021	25,000
Gross realized gains	-	-	-
Gross realized losses	65,376	14,310	20,263

Endovasc, Ltd.
Fair value	481,650	-	-
Gross unrealized holding gains	111,150	-	-
Gross unrealized holding losses	-	-	-
Proceeds from sales	1,138,765	541,806	-
Gross realized gains	663,265	207,306	-
Gross realized losses	-	-	-

iExalt, Inc.
Fair value	-	-	-
Gross unrealized holding gains	-	-	-
Gross unrealized holding losses	60,524	-	-
Proceeds from sales	20,000	-	-
Gross realized gains	20,000	-	-
Gross realized losses	-

RTIN Holdings, Inc.
Fair value	264,015	-	-
Gross unrealized holding gains	-	-	-
Gross unrealized holding losses	-	-	-
Proceeds from sales	106,835	198,431	-
Gross realized gains	45,400	-	-
Gross realized losses	31,539	65,584	-

Insynq, Inc.
Fair value	-	39,000	-
Gross unrealized holding gains	-	-	-
Gross unrealized holding losses	-	-	-
Proceeds from sales	-	-	-
Gross realized gains	-	-	-
Gross realized losses	-	-	-

ATSI Communications, Inc.
Fair value	-	396	28,591
Gross unrealized holding gains	-	-	16,711
Gross unrealized holding losses	-	11,484	-
Proceeds from sales	-	22,043	-
Gross realized gains	-	-	-
Gross realized losses	-	457	-